FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated October 4, 2005, regarding the pricing of the Notes offering.
2.	Translation of a letter to CONASEV, dated October 5, 2005, regarding the commercial papers.

Item 1

Lima, October 4, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

Pursuant to the Peruvian Capital Market Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that yesterday, the price of the international private offering of notes called “Telefónica del Perú S.A.A. 8.00% Senior Note due 2016” has been announced and set in the amount of S/.754,050,000.00 (approximately US$224,921,700).

We also inform you that, as this case is an issuance through a private offering, we set forth the conditions of the such issuance pursuant the Resolution CONASEV N° 107-2002-EF/94.10:

-	Nominal Value of the securities: S/.330,000.00 and increments of S/.3,300.00 - Interests: 8.00%

-	Date of Maturity: April 11, 2016

-	Method of payment: through Euroclear/Clearstream

-	Guarantee of the Issuance: generic guarantee on the issuer’s patrimony.

The other conditions of the emission will be reported as soon the contract of the respective emission is subscribed.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

Item 2

Lima, October 5, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re:	Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you of the terms and conditions of the 32nd Issue - Serial B, of the Second Program of Commercial Papers of Telefónica del Perú, with the following characteristics:

Issue	Serial	Term	Date of Issue	Date of Maturity	Nominal Value
32	B	180	04.08.05	10.05.05	S/.11,000,000.00

Sincerely yours,

Julia Maria Morales Valentín Representative to the Stock Exchange Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date:	October 12, 2005	By:	/s/ María Ana Brigneti Suito
		Name:	Julia María Ana Brigneti Suito
		Title:	Legal Manager of Telefónica del Perú S.A.A.